EXHIBIT 99.7

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Preet S. Dhindsa, Senior Vice President and Chief Financial Officer of Enerflex Ltd., hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1)
the Annual Report on Form 40-F of Enerflex Ltd. for the period ended December 31, 2024 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2)
the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Enerflex Ltd.

Date: February 27, 2025

/s/ Preet S. Dhindsa

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer